UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

TEXHOMA ENERGY, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

882898208
(CUSIP Number)

Valeska Energy, Inc.
1000 Guadalupe #2C
Kerrville, Texas 78028

Telephone: (713) 446-8718

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 8, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

| 1 |	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Valeska Energy, Inc.

| 2 |	Check the Appropriate Box if a Member of a Group	(a)[ ]
(b)[ ]

| 3 |	SEC Use Only

| 4 |	Source of Funds
OO

| 5 |	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

| 6 |	Citizenship or Place of Organization
Canadian

	| 7 |	Sole Voting Power
Number of		16,200,000
Shares Bene-
ficially	| 8 |	Shares Voting Power
Owned by Each		N/A
Reporting	| 9 |	Sole Dispositive Power
Person With		16,200,000
	| 10 |	Shared Dispositive Power
N/A

| 11 |	Aggregate Amount Beneficially Owned by Each Reporting Person
16,200,000

| 12 |	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
N/A

| 13 |	Percent of Class Represented by Amount in Row (11)
8.2%

| 14 |	Type of Reporting Person
CO

Item 1. Security and Issuer

This Schedule 13D relates to the Common Stock of Texhoma Energy, Inc. (the “Company”). The principal executive offices of the Company are located at 2200 Post Oak Blvd. Suite 340, Houston, Texas 77056.

Item 2. Identity and Background

(a)-(c) This Statement on Schedule 13D is being filed by Valeska Energy, Inc. (“Valeska”). The shares of common stock of Valeska are beneficially owned by William M. Simmons, the President and a Director of the Company, and the President of Valeska. Daniel Vesco, the Company’s Chief Executive Officer owns a majority of the outstanding shares of common stock of Valeska though an entity which he controls, and is a Director of Valeska; however, Mr. Vesco does not have voting and/or dispositive control over the shares of common stock held by Valeska.

(d)-(e) During the last five years, Mr. Simmons, Mr. Vesco and/or Valeska: (i) have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) were not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Simmons and Mr. Vesco are citizens of the United States and Valeska is organized under the laws of the State of Nevada.

Item 3. Source of Amount of Funds or Other Compensation

On or about June 8, 2007, the Company issued Valeska Energy Corp. (“Valeska”), which Mr. Simmons is the President and Chief Executive Officer of and which shareholdings Mr. Simmons is deemed to beneficially own, an aggregate of 15,200,000 shares of its common stock in connection with a Management Services Agreement entered into between the Company and Valeska.

On or about June 8, 2007, a third party, transferred 1,000,000 shares of the Company’s common stock to Mr. Simmons and 1,000,000 shares of common stock to Valeska, in consideration for Mr. Simmons agreeing to become an officer and Director of the Company.

Item 4. Purpose of Transaction

Valeska acquired the securities for investment purposes. Depending on general market and economic conditions affecting the Company and other relevant factors, Valeska may purchase additional securities of the Company or dispose of some or all of securities from time to time in open market transactions, private transactions or otherwise.

Valeska also acquired the securities of the Company in a transaction which may relate to or result in:

(a)	the acquisition by persons of additional securities of the Company, or the disposition of securities of the Company;

(b)	a reorganization involving the Company;

(c)	a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d)	a change in the present board of directors and management of the Company, including plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	a material change in the present capitalization or dividend policy of the Company;

(f)	other material changes in the Company’s business or corporate structure;

(g)	changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

Valeska does not have any plans or proposals which relate to or result in:

(h)
causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	any action similar to any of those enumerated in (h) through (i), above.

Item 5. Interest in Securities of the Issuer

(a)	Valeska beneficially owns 16,200,000 shares, or 8.2% of common stock of the Company, based on 196,674,724 shares of common stock issued and outstanding as of the date Valeska acquired its shares.

(b)	Valeksa has the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition of all 16,200,000 of the shares beneficially owned by Valeska.

(c)	Valeska acquired the common stock as a result of the transactions discussed in Item 3, above.

(d)	No other person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the securities beneficially owned by Valeska.

(e)	N/A.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer

None.

Item 7. Material to be Filed as Exhibits

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 29, 2007

Valeska Energy, Inc.

By: /s/ William M. Simmons
William M. Simmons
President and Chief Executive Officer